:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 001-32661

CUSIP NUMBER 754055-10-1

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Raser Technologies, Inc.
Full Name of Registrant

Former Name if Applicable

5152 North Edgewood Drive, Suite 375
Address of Principal Executive Office (Street and Number)

Provo, Utah 84604
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The independent public accountants (the “Auditors”) engaged to audit the financial statements required to be filed with the Annual Report on Form 10-K (the “Annual Report”) of Raser Technologies, Inc. (the “Company”) have informed the Company that they will be unable to complete their audit of those financial statements prior to the designated filing date for the Annual Report. The delay in completing the audit could not be eliminated by the Company without unreasonable effort or expense. Accordingly, the Company will be unable to file the Annual Report on a timely basis. Based upon information provided by the Auditors, the Company believes it will be able to file the Annual Report for the year ended December 31, 2008 within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The statement of the Auditors required by Rule 12b-25(c) is attached as Exhibit A to this Report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin F. Petersen	(801)	765-1200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the Company will report a net loss of approximately $45.5 million for the year ended December 31, 2008 as compared to a net loss of $15.7 million for the year ended December 31, 2007.

The increase in the Company’s net loss for the year ended December 31, 2008 was due primarily to the significant increase in operating expenses the Company incurred in connection with the development and construction of its geothermal resources. The Company completed major construction of its Thermo No. 1 plant in the fourth quarter of 2008. Total operating expenses for the year ended December 31, 2008 were $38.6 million compared to $16.8 million for the year ended December 31, 2007. The increase was primarily due to an impairment charge associated with certain geothermal wells at the Company’s Truckee and Thermo sites resulting in a non-cash expense of $13.6 million and to an increase in expenditures related to the ramping up of its geothermal related business.

Management anticipates that the Auditor’s report on the Company’s financial statements will express the same doubt about our ability to continue as a going concern as it did in its audit report initially filed with our 2007 10-K.

Raser Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2008	By	/s/ Martin F. Petersen Chief Financial Officer
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

[LETTERHEAD OF HEIN & ASSOCIATES LLP]

March 16, 2009

Raser Technologies, Inc.

5152 North Edgewood Drive, Suite 375

Provo, Utah 84604

Gentlemen:

This letter is written in response to the requirement of Rule 12b-25(c) under the Securities Exchange Act of 1934 and in satisfaction of item (c) of Part II of Form 12b-25.

We are the independent auditors of Raser Technologies, Inc. (“Raser”). We are unable to complete the audit of the financial statements of Raser, and we will be unable to complete the audit by the required filing date of March 16, 2009 without unreasonable effort or expense.

Sincerely,

/s/ Hein & Associates LLP

HEIN & ASSOCIATES LLP

Certified Public Accountants